UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K/A
Amendment
No. 1
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of August 2022
Commission File Number:
001-37993

OBSEVA SA
(Translation of registrant’s name into English)

Chemin des Aulx, 12
1228
Plan-les-Ouates
Geneva, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
☒  Form
20-F            ☐  Form
40-F
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

EXPLANATORY NOTE
ObsEva SA (the “Company”) is amending its Report on
Form 6-K furnished
to the U.S. Securities and Exchange Commission (the “Commission”) on August 17, 2022 (the
“Form 6-K”) solely
to include the Interactive Data File with respect to the unaudited condensed consolidated financial statements included in the
Form 6-K.
Except as expressly set forth above, this amendment to the
Form 6-K does
not amend, update or restate the information furnished on the
Form 6-K or
reflect any events that have occurred since the
Form 6-K was
originally filed.
INCORPORATION BY REFERENCE
This Report on Form
6-K/A
shall be deemed to be incorporated by reference into the registration statements on Form
F-3,
as amended (No.
333-221462,
333-260974,
333-262820
and
333-266492)
of the Company (including any prospectuses forming a part of such registration statements) and the registration statements on Form
S-8
(Registration
No. 333-216170,
333-231629,
333-249457
and
333-263234)
of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements.

101
The following materials from this Report on Form

6-K/A

are formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited Condensed Consolidated Balance Sheets as of June 30, 2022 and December 31, 2021; (ii) Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three-month and six-month

periods ended June 30, 2022; (iii) Unaudited Condensed Consolidated Statement of Cash Flows for the

six-month

period ended June 30, 2022; (iv) Unaudited Condensed Consolidated Statement of Changes in Equity for the

six-month

period ended June 30, 2022; (v) Notes to the Unaudited Condensed Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: September 1 3 , 2022	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer